Exhibit 4.1

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY [***], HAS BEEN OMITTED BECAUSE SONO GROUP N. V. HAS DETERMINED THE INFORMATION (I) IS NOT MATERIAL AND (II) IS THE TYPE THAT SONO GROUP N. V. TREATS AS PRIVATE OR CONFIDENTIAL.

CONTRACT MANUFACTURING PHASE 1 AGREEMENT: BINDING TERM SHEET

SONO MOTORS GMBH AND VALMET AUTOMOTIVE INC.

This Binding Term Sheet (the “Term Sheet”) is entered into by and between Sono Motors GmbH (“Sono Motors”), with a business address of Waldmeisterstraße 76, 80935 Munich, the Federal Republic of Germany and Valmet Automotive Inc. (“Valmet Automotive”), with a business address of Autotehtaankatu 14, 23500 Uusikaupunki, Finland, as of the date last signed below (the “Effective Date”). Each of Sono Motors and Valmet Automotive will be referred to individually herein as a “Party” and collectively as “the Parties.”

WHEREAS, Sono Motors is a mobility technology company focused on solar technology;

WHEREAS, Sono Motors desires to outsource vehicle assembly of its solar electric vehicle Sion (the “Vehicle(s)”), which is supposed to be sold in several different European countries, for at least until [***];

WHEREAS, Valmet Automotive is a strategic upstream partner for electric vehicle manufacturers, offering competitive vehicle services, including vehicle contract manufacturing;

WHEREAS, Sono Motors desires to engage Valmet Automotive to manufacture the Vehicles in Valmet Automotive’s facilities in Uusikaupunki, Finland, and Valmet Automotive desires to accept such engagement on the principal terms set forth in this Term Sheet;

WHEREAS, in this Term Sheet the Parties intend to fix the principal terms of the engagement of Valmet Automotive as manufacturer of the Vehicles, while the further details of the engagement are intended to be agreed in a final contract manufacturing agreement.

NOW THEREFORE, the Parties hereby agree as follows:

1.    Agreement Terms.

Subject Matter

The Parties hereby agree upon the terms and conditions pursuant to which Valmet Automotive shall commence the Vehicle manufacturing project of the Vehicle Sion for Sono Motors, including the agreed investments which will be reimbursed by Sono Motors as set out herein.

Furthermore, the Parties hereby agree upon certain material terms and conditions to be codified in a final contract manufacturing agreement (“CMA”) pursuant to which Valmet Automotive shall manufacture the Vehicles for Sono Motors.

The Vehicle manufacturing project (potentially) consists of two phases:

-    “Step 1” means the "low volume phase" as defined in Annexes II-V starting with SOP in November 2023 and providing for annual production volumes of up to 25,000 Vehicles; and

-    “Step 2” means the "high volume phase" with annual production volumes of up to 43,000 Vehicles, which will start upon Sono Motors indicating its willingness and separate mutual agreement between the Parties to increase production volumes as set out below.

The basic responsibilities of the Parties are set out in the RASI Chart in Annex I.

1.

Contract Manufacturing Agreement

As soon as reasonably practicable following the Effective Date, the Parties will negotiate in good faith and use commercially reasonable efforts to enter into the CMA. The CMA shall include the applicable terms and principles set forth in this Term Sheet along with other customary terms and conditions appropriate for inclusion in the CMA. The bases for the pricing conditions and timelines in this Term Sheet are based on the underlying assumptions for calculations set out in Annex VIII.

Plant

Valmet Automotive shall manufacture the Vehicles in its facility in Uusikaupunki, Finland (“VA Plant”), with such additions or modifications to the VA Plant as necessary for the manufacture of the Vehicles in accordance with this Term Sheet and the CMA. The main additions and modifications are and will be agreed under this Term Sheet and the CMA.

Cost Optimization

With the engagement of Valmet Automotive as manufacturer of the Vehicles and logistic service provider for the Sono Motors electric vehicle Sion the Parties agree and commit to work continuously towards optimization of the costs.

The Parties jointly aim to achieve a cost reduction in “unit cost variable element” (except “logistics”) and “recurring fixed element” per vehicle of at least [***] to [***] Euros at the moment of SOP. Valmet Automotive shall be obliged to provide cost transparency to Sono Motors as soon as it is foreseeable that the Parties will not succeed in achieving the cost reduction, in order to allow the Parties to jointly identify potential savings regarding costs (excluding Valmet Automotive’s margin).

Joint logistics cost savings are also intended.

Procedures will be negotiated as a part of the CMA.

2.

Ramp Up & Target Production Volumes

Valmet Automotive shall be responsible for the start of series production and volume ramp up for the Vehicles by the milestone dates and volumes set forth in Annex II and Annex III, insofar as Sono Motors completes its corresponding responsibilities in time.

The further details on the project timeline and annual volume planning, including the ramp-up plan and pre-series, shall be agreed in the CMA in line with Annex II and Annex III. It is being understood that Sono Motors commits, on an annual basis, to order and pay, at least 80 % of the volumes indicated in the Table 1 in Annex III.

Subject to observance of the lead time set out in Annex II and/or agreed in the CMA, Sono Motors will have the possibility to enter into Step 2 (high volume phase) in which case Valmet Automotive shall accordingly increase the annual production capacity to max 43,000 Vehicles per year. Prior to the exercise of the option by Sono Motors, the Parties will in good faith agree on the further terms and conditions for the production in Step 2 (including investment costs for Step 2 to be paid by Sono Motors and necessary ramp-up to reach the increased capacity), based on the principles set forth in Annex IV and Annex V. Sono Motors shall – depending on the outcome of the good faith negotiations which are mentioned above – bear the costs related to change to Step 2.

The implementation method of phase two depends on the free capacity at Valmet Automotive and there are two alternative solutions for implementation; A) the use of free capacity in existing buildings and processes and B) the build of a completely new building with dedicated processes for Sion vehicles. It is understood that this Term Sheet does not reserve production capacity regarding Step 2.

Sono Motors shall provide necessary and commercially reasonable support for all pre-production activities and ramp up activities, including reimbursement of those investments and costs incurred by Valmet Automotive as set forth in Annex IV and Annex V. Any other investments made and costs incurred by Valmet Automotive are reimbursable only if they are in advance approved in writing by Sono Motors as reimbursable.

Valmet Automotive shall be responsible for planning, designing, and installing an assembly process to meet the milestone dates and volumes set forth in Annex II and Annex III, with reasonable input from Sono Motors.

Valmet Automotive has provided Sono Motors a summary of the underlying assumptions for pricing conditions and timelines which are set out in Annex VIII. It is understood that all the assumptions set forth therein, in particular those within Sono Motors’ responsibility, must be satisfactorily completed and finalized in due time for the timeline set forth in Annex II to have binding effect.

3.

Pricing Model, Expenses & Payment Terms

Valmet Automotive shall be responsible for all build planning and implementation, ordering and installation of all equipment and shall establish a dedicated launch team responsible for planning and implementation which costs shall be charged back to Sono Motors up to amount set forth in Annex IV.

Unit cost pricing for Step 1 and reimbursement of investments (including reimbursement for expenses, as well as ramp up and pre-productions costs) is set forth in Annex IV, incorporating (i) a non-recurring costs component and (ii) a recurring unit costs (fixed and variable costs, of which fixed costs shall be paid irrespective of ordered volumes) component payable by Sono Motors to Valmet Automotive. Payment term shall be calculated from pass to sales point at the VA Plant on a daily basis. Further details will be agreed in the CMA. For terms expressly defined indicative or estimates in Annex IV, definitive pricing shall be agreed in the CMA.

All charges shall be paid in accordance with the payment terms set forth in Annex V and Annex VI. Any investments made and costs incurred by Valmet Automotive are reimbursable only if they are included in Annex IV or are otherwise in advance approved in writing by Sono Motors as reimbursable.

Vehicle Engineering

Sono Motors shall be responsible for all product development, vehicle homologation and product validation of the Vehicle and that the Vehicle design and specification complies with all applicable laws and standards. Sono Motors shall be responsible for all Vehicle features, design and specifications as the developer and legal manufacturer of the Vehicle. Valmet Automotive shall support the homologation activities from vehicle manufacturing point of view.

Valmet Automotive shall provide project and timing management support to Sono Motors product development efforts to achieve timely SOP from Vehicle manufacturing point of view.

Further functions and responsibilities are set out in Annex I and further details will be agreed in the CMA.

4.

Manufacturing Process & Production

Valmet Automotive shall be responsible for completing all manufacturing feasibility assessments and process planning needed to integrate production of the Vehicles into VA Plant and to implement all new production lines required to manufacture the Vehicles out of the VA Plant in accordance with Sono Motors’ specifications. Valmet Automotive shall be responsible for establishing all process FMEAs, internal manufacturing processes and process instructions, defining internal logistics processes and establishing general quality procedures for the VA Plant.

Sono Motors shall be responsible for establishing and meeting parts quality standards with individual suppliers and parts approval processes, with reasonable input through employee suggestions, simultaneous engineering, change management, efficiency improvements and support from Valmet Automotive; provided that, Valmet Automotive shall be responsible for providing reasonable input and support as part of its responsibility to implement supplier quality procedures in the VA Plant. For the sake of clarity, the general responsibility for part quality and possible rework in respect to parts shall lie with Sono Motors, subject to compliance by Valmet Automotive of its obligations relating to part quality (such as visual inspection of delivered parts).

Further functions are set out in Annex I. Further details, in particular (but not limited to) the assignment of process responsibilities and interface definitions, particularly on the topics of, quarantine management, traceability, labeling, (joint) product and process audits, complaint management, CoP- tests, shall be agreed in the CMA.

Ownership of capex, equipment and tooling

More detailed principles for defining ownership of various capex, equipment and tooling will be set out in the CMA. However, it is understood and agreed that the following principles shall be implemented in the CMA:

-      any Sono Motors capex spent on amending, updating or refurbishing existing Valmet Automotive assets or equipment, including but not limited to all buildings and process-related equipment, shall belong and vest in Valmet Automotive. This does not apply to newly constructed buildings. If Step 2 should include construction of new buildings, the Parties acknowledge that the ownership and other customary terms and conditions relating to the buildings must be agreed before implementation of Step 2.

-      All Sono Motors purchased and/or financed new equipment and tooling shall be Sono Motors property, shall be clearly designated (e.g. "visibly labeled") as Sono Motors assets in the VA Plant and shall be held by Valmet Automotive on a bailment basis for the benefit of Sono Motors.

-      Valmet Automotive shall decide on the necessary equipment, tooling and other capex items at its reasonable discretion; notwithstanding the foregoing, any investments made and costs incurred by Valmet Automotive are reimbursable only if they are included in Annex IV or are otherwise in advance approved in writing by Sono Motors as reimbursable. Valmet Automotive shall provide reasonably detailed listing of such equipment and tooling at least once a year and on reasonable request of Sono Motors. Valmet Automotive shall grant customary access rights to Sono Motors and its financial auditors for audits and further similar procedures regarding said equipment and tooling.

5.

Change Management

Sono Motors shall have the right to make changes to the specifications of the Vehicles at any time subject to technical feasibility of the change and good faith negotiations and mutual agreement between the Parties, on the impact on cost, operations and timing prior to implementation to achieve transparency and lowest possible cost. Valmet Automotive will provide reasonable support to Sono Motors as part of any change request to ensure that any changes proposed by the Sono Motors and Valmet Automotive product engineering and production engineering teams are adequately assessed for any impact and cost. Any and all impacts and costs incurring out of the changes to specifications of the Vehicles or otherwise initiated by Sono Motors shall be borne by Sono Motors; cost savings resulting from changes to specifications of the Vehicles or otherwise initiated by Sono Motors are to take effect accordingly in favor of Sono Motors.

Following agreement on changes, Valmet Automotive shall be responsible for implementation of any approved changes at the VA Plant.

A more detailed change management process will be described in the CMA.

Supply Chain Management

Valmet Automotive will replenish the production according to Sono Motors’ 18 month rolling production plan. The production plan for the monthly production volumes shall be jointly agreed. The more detailed order to delivery process will be described in the CMA.

Sono Motors shall be responsible for validating the bill of materials (“BOM”) required for all parts necessary for production of the Vehicles and for sourcing and nominating all suppliers of such parts, as well as capacity and delivery readiness of such suppliers. Valmet Automotive shall be responsible for implementing and managing the call-off process for the BOM parts in accordance with the production forecast and Sono Motors' instructions. Sono Motors shall own the BOM parts during the entire production chain. Sono Motors shall provide necessary packages for the BOM parts. Valmet will support in packaging selection, but this is not included in the pricing and shall be agreed separately.

Valmet Automotive shall be responsible for material planning and call-offs and purchasing of process materials and consumables needed for production.

Sono Motors shall be responsible for creating, maintaining and executing a supplier quality manual for BOM parts. Valmet Automotive shall provide manufacturing input into the supplier quality manual and implement all quality procedures in the Valmet Automotive Plant in Uusikaupunki.

Inbound Logistics

Valmet Automotive shall be responsible for inbound logistics to the VA Plant with respect to all parts and consumables necessary for production of the Vehicles. The bases for the pricing conditions and timelines in regards to the inbound logistics are based on the underlying assumptions which are set out in Annex VIII.

6.

End of Line Testing & Battery Charging

Valmet Automotive shall be responsible for end of line testing at the VA Plant, with process input and definition from Sono Motors. Sono Motors shall deliver the necessary software and hardware to Valmet Automotive free of charge.

Battery charging at Valmet Automotive is included from [***]% to [***]% charging level.

Outbound Logistics & Delivery

Valmet Automotive shall set each Vehicle into a shipping mode after it clears end of line testing and shall then make delivery to [***] in accordance with DAP Incoterms 2020, excluding Vehicles sold to or picked up in Finland. Details of outbound logistics are agreed in the CMA.

Transfer of title and further delivery terms will be agreed in the CMA.

Manufacturing Quality

The manufacturing of the Vehicles by Valmet Automotive shall comply with (i) all applicable safety and environmental standards related to the manufacturing process, (ii) IATF 16949, and (iii) all applicable laws and regulations related to the manufacturing process, all as applicable at the time of manufacturing. Further details shall be agreed in the CMA.

Valmet Automotive and Sono Motors shall mutually agree on deviations to the QMV. The QMV shall be the basis for the manufacturing quality, however it is being understood that Valmet Automotive has not reviewed the QMV before entering into this Term Sheet. The additional quality handbook shall be agreed upon three (3) months after starting the manufacturing project.

Valmet Automotive shall establish all quality procedures to be implemented at the VA Plant, with reasonable input to support in process and acceptance criteria from Sono Motors. The quality procedures shall be approved by Sono Motors in advance.

Prior to pass to sales, Sono Motors will help establish an end of line buy off process and designate and assign a Sono Motors representative to the VA Plant, for mutually agreed necessary period after SOP, who will be responsible for agreeing that the manufacturing process meets the agreed upon quality standards for Vehicles prior to passing to sales.

Sono Motors shall be responsible for product quality target setting, with reasonable input and support to be provided by Valmet Automotive.

IT

Valmet Automotive shall be responsible for setting up a general information technology (“IT”) environment necessary for production of the Vehicles at the VA Plant utilizing Valmet Automotive’s existing systems and, where possible, adapted to meet Sono Motors’ business process needs. Sono Motors shall be responsible for setting up its IT systems, with reasonable input and coordination from Valmet Automotive, to support assembly of the Vehicles (such as with respect to Vehicle ordering and supply chain management).

7.

Intellectual Property Rights

The ownership of all patents, trade secrets, trademarks, copyrights, or other intellectual property rights (“IPR”) acquired or developed by each Party prior to the Effective Date or established independently from this project shall remain the sole property of each Party (“Background IPR”).

Sono Motors will be the owner of any Vehicle-specific IPR created by a Party in the course of performance under this Term Sheet or the CMA (“Sono Motors Foreground IPR”), and Valmet Automotive hereby assigns or shall assign to Sono Motors all right, title and interest it may have or obtain therein.

Sono Motors shall indemnify and hold Valmet Automotive harmless against all losses, damages, claims, demands, proceedings, charges and expenses relating to or resulting from infringement or alleged infringement of third-party IPR attributable to the Vehicle design and specification.

Valmet Automotive will be the owner of any vehicle-production-related IPR created by Valmet Automotive in the course of performance under the Term Sheet or CMA (“Valmet Automotive Foreground IPR”). For the avoidance of doubt it is stated that this does not limit the rights included in the capex investments owned by Sono Motors.

Sono Motors grants to Valmet Automotive a limited, non-exclusive, royalty free license during the term of this Term Sheet and the CMA to use Sono Motors Background IPR and Sono Motors Foreground IPR, for the limited purposes of assembling the Vehicles and fulfilling Valmet Automotive’s obligations under this  Term Sheet and the CMA.

Valmet Automotive grants to Sono Motors a limited, non-exclusive, irrevocable, transferable, sublicensable and royalty free license to use Valmet Automotive Foreground IPR, for the limited purposes of homologation, manufacturing, selling, marketing, repairing or servicing the Vehicles or other Sono Motors’ products.

Valmet Automotive grants to Sono Motors also a limited, non-exclusive, revocable, non-transferable, sublicensable to Sono Motors group companies and royalty free license to use Valmet Automotive Background IPR for the limited purpose of fulfilling Sono Motors’ obligations under this Term Sheet and the CMA.

In the interest of promoting collaboration and of avoiding future disputes, as part of the consideration exchanged under this Term Sheet and the CMA, each Party will be generally free to utilize any non-patentable “know-how” obtained in the course of the project in the research, design, manufacture or sale of its materials or products, but excluding for the avoidance of doubt any Background IPR, trade secrets and Confidential Information of the other Party, and Sono Motors Foreground IPR, as ruled above. For the avoidance of doubt, and notwithstanding any other provision in this Term Sheet or elsewhere:

-      it is clarified that Sono Motors does not grant Valmet Automotive any rights or licenses in any IPR or know-how regarding the solar technology and any related technology developed by or for or being used by Sono Motors (“Solar Technology Know-How”);

-      Valmet Automotive shall keep any Solar Technology Know-How strictly confidential and shall refrain from using any Solar Technology Know-How obtained or created in relation to the Term Sheet or the CMA, or other cooperation between the Parties, in any way other than for the limited purposes of assembling the Vehicles and fulfilling Valmet Automotive’s obligations under this Term Sheet and the CMA; and

-      any IPR, including vehicle-production-related IPR, which is created by a Party in the course of performance under this Term Sheet or the CMA and which builds on or relates to Solar Technology Know-How shall be deemed part of the Sono Motors Foreground IPR.

8.

Warranty

Valmet Automotive warrants vis-à-vis Sono Motors that the Vehicles are free from Warranty Defects.

A Warranty Defect shall mean (i) any defect attributable to the assembly of the Vehicle by Valmet Automotive deviating from the agreed specifications or manufacturing quality standards, (ii) or any defect which could have been detected by Valmet Automotive at the agreed tests during the assembly or at the agreed end of line tests. The warranty shall expire at the earlier of (i) [***] months after delivery of the respective Vehicle, or (ii) [***] months after the first registration of the respective Vehicle.

Further details will be agreed within the CMA.

Liability

Valmet Automotive shall be liable for the assembly of the vehicles as it is laid out by the specifications provided by Sono Motors. All details of the liability clause and customary limitation of the liability shall be agreed in the CMA.

Trademarks	Sono Motors shall be the legal manufacturer of the Vehicles, each of which shall bear the Sono Motors trademark.

9.

- Renewable Energies, Sustainability

-      Environmental sustainability is a key concern for the parties. Given this background, the following measures are envisaged:

-      Valmet Automotive strives to use 100% renewable energies (electricity, heat etc) generated from renewable resources (i.e. solar, wind, hydro and geothermal) for the SION production.

-      Valmet Automotive agrees to purchase 100% renewable electricity from the grid operator from the SOP onwards.

-      Valmet Automotive will consider favourably the proposals of Sono Motors for the implementation of renewable energy projects on the Valmet Automotive plant site.

-      The Parties will strive towards an environmentally friendly logistics process.

-      The Parties agree to investigate on a recurring basis the sustainability of the joint project and are willing to continuously improve the CO2 footprint of the production of the Sion

-      The parties agree to discuss further environmental and social Key Performance Indicators (KPI) for the CMA.

Bank Guarantee

Sono Motors shall provide an on demand bank guarantee issued by a reputable international bank to secure the contractual interests of Valmet Automotive for the production phase. The details of the bank guarantee shall be agreed in CMA.

Governing Law; Arbitration	Section 11 of this Term Sheet will also be applied in the CMA.

2.    Binding Nature. The terms and conditions of this Term Sheet shall be binding on both Parties. In particular, all terms and conditions (including all commercial terms set out in the Annexes) of this Term Sheet relating to the Step 1. (low volume phase) shall be binding on both Parties. For the avoidance of doubt, the Parties agree that the commercial terms relating to Step 2. (high volume phase) as set out in the Annexes are non-binding and serve only as an estimate.

3.    Confidentiality. The Parties agree that the terms of the Mutual Non-Disclosure Agreement dated on March 30, 2022 (“NDA”), shall be incorporated herein by reference and shall apply to the content of this Term Sheet and to all Confidential Information exchanged by the Parties in furtherance of each Party’s performance. The terms of the NDA and this Section 3 shall continue to apply throughout the entire term of this Term Sheet and shall survive for the period of time set forth therein, despite any earlier termination thereof or hereof.

4.    Term. This Term Sheet shall remain in full force and effect until such time as the Parties execute the CMA. The Parties shall endeavor to negotiate and finalize execution of the CMA by June 30, 2022. Either Party shall have the option to terminate this Term Sheet at its discretion, without liability other than set out below, with immediate effect.

In addition, this Term Sheet may be terminated by either Party if there is a good cause (wichtiger Grund) for termination. Such good cause shall be deemed to exist, in particular, if one or more of the following events occur: (i) if the other Party materially breaches this Term Sheet and, if such breach is curable, fails to cure such breach within thirty (30) days after being notified in writing to do so; provided, however, such thirty (30) day period may be extended at the non-breaching Party’s sole discretion where the breaching Party provides to the non-breaching Party a plan to cure such breach within fifteen (15) days of the breach and cure notice; or (ii) immediately upon notice to the other Party, if the other Party files for liquidation, bankruptcy, reorganization, compulsory composition, dissolution, or if the other party has entered into liquidation, bankruptcy, reorganization, compulsory composition or dissolution, or if the other party is generally not paying its debts as they become due (unless such debts are the subject of a bona fide dispute).

10.

Upon termination, each Party’s continuing obligations hereunder shall expire, except for any obligations which by their nature shall survive the term hereof, including without limitation any rights with respect to IPR or Confidential Information disclosed under the NDA and/or Section 3 hereof.

Upon termination, Valmet Automotive shall without undue delay return and make available to Sono Motors all of Sono Motors' property which is in Valmet Automotive's possession (including without limitation any Sono Motors purchased and/or financed equipment and tooling not owned by Valmet Automotive).

In the case of termination by Sono Motors due to material breach of this Term Sheet by Valmet Automotive, Valmet Automotive shall repay to Sono Motors any investments and costs reimbursed by Sono Motors as set forth in Annex IV and Annex V.

Any termination notice must be in writing with wet ink signature to be effective.

5.    Expenses. Except as otherwise agreed, each Party shall bear its own expenses, costs and fees in connection with the preparation, execution and delivery of this Term Sheet, the CMA, or other definitive agreements. In case of the non-completion of the CMA has been caused solely by Valmet Automotive, including but not limited to the case where Valmet Automotive would commit resources offered to Sono Motors to other customer during negotiations, Valmet Automotive shall refund any milestone payments which have been already paid by Sono Motors according to Annex IV and Annex V, under this Term Sheet. For the avoidance of doubt, provided that Valmet Automotive has negotiated in good faith with Sono Motors, the non-completion of the CMA, including due to termination of this Term Sheet by Valmet Automotive, shall not be considered caused by Valmet Automotive if the Parties cannot agree on the terms of the CMA, as long as Valmet Automotive would not commit resources offered to Sono Motors to other customer during negotiations. In this case, if the discussions among the Parties do not result in the execution of definitive agreements, neither Party shall be liable to the other for any claims, expenses or other obligations, except for approved pre-production expenditures as set out in Annex IV, relating to the discontinuance of discussions or the failure to enter into the CMA or other definitive agreements or any of the transactions contemplated hereby. In any case of termination, to the extent Valmet Automotive has not incurred the respective costs or entered into respective commitments, Valmet Automotive shall refund the payment made by Sono Motors, if the Parties discontinue negotiations regarding the CMA.

6.    Cost Reimbursement. The Parties acknowledge that due to the tight schedule of the project, Sono Motors expects Valmet Automotive to start investing time, money and other resources in the preparations of the Vehicle production ahead of concluding the CMA. Sono Motors hereby undertakes to reimburse to Valmet Automotive those investments and costs incurred by Valmet Automotive as set forth in Annex IV and Annex V. Any other investments made and costs incurred by Valmet Automotive are reimbursable only if they are in advance approved in writing by Sono Motors as reimbursable.

7.    No Partnership. Nothing herein contained shall constitute a partnership between or joint venture by the Parties hereto or constitute any Party the agent of the others. No Party shall hold itself out contrary to the terms of this Section and no Party shall become liable by any representation, act or omission of the other contrary to the provisions hereof.

8.    Third-Party Rights. This Term Sheet is not for the benefit of any third party and shall not be deemed to give any right or remedy to any such party whether referred to herein or not.

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9.    Joint Press Release. It is contemplated that the Parties may publish one or more announcement(s) or joint press releases and otherwise promote this Term Sheet, provided that any such release shall require the prior written approval of each Party prior to release.

10.    Notices and Amendments. Any notices to be given under this Term Sheet or the CMA in writing shall be sufficient if submitted via email, except for termination notices and changes, amendments, or modifications to this Term Sheet.

Any changes, amendments, or modifications to this Term Sheet must be in writing and signed by both Parties to be effective; for the written form a simple electronic signature shall be sufficient. This also applies to an amendment of this written form requirement.

11.    Governing Law, Venue and Arbitration. This Term Sheet and any action related thereto will be governed, controlled, interpreted, and defined by and under the laws of Germany without giving effect to any choice of law or conflict provision or rule that would cause the laws of any jurisdiction other than Germany to be applied. Any dispute, controversy or claim arising out of, or in relation to, this Term Sheet, including the validity, invalidity, breach, or termination thereof, shall be finally resolved by arbitration in accordance with the Arbitration Rules of the German Arbitration Institute (DIS) in force on the date on which the Notice of Arbitration is submitted in accordance with these Rules. The number of arbitrators shall be three. The proceedings shall be conducted in the English language. The seat of the arbitration shall be Munich, Germany. The costs of the arbitration, including the cost of any record or transcripts of the arbitration, administrative fees, the fee of the sole arbitrator, and all other fees and costs, shall be borne equally by the Parties. Notwithstanding the above, except as may be prohibited by law, the arbitrator may, in his or her discretion, award reasonable attorney’s fees to the prevailing Party. The Parties and the arbitrators shall maintain confidentiality towards all persons regarding the conduct of arbitral proceedings, and in particular regarding the parties involved, the witnesses, the experts and other evidentiary material. Persons acting on behalf of any person involved in the arbitral proceedings shall likewise be obliged to maintain confidentiality. Notwithstanding anything to the contrary set forth in this Section 11, each Party has the right at any time, whether before or during mediation or arbitration, to seek and obtain from the appropriate court, provisional remedies or other equitable or non-monetary relief such as attachment, claim and delivery, preliminary injunction, or replevin, to avoid irreparable harm, maintain the status quo or preserve the subject matter of the arbitration.
The application of the United Nations Convention on Contracts for the International Sale of Goods (CISG) is excluded.

12.    Counterparts. This Term Sheet may be executed in multiple counterparts and by electronic signature, each of which shall be deemed an original and all of which together shall constitute one instrument.

13.    Authority. Each person signing on behalf of a Party to this Term Sheet represents and warrants that they have full authority to execute this Term Sheet on behalf of such Party.

14.    Severability. If one or several provisions of this Term Sheet should be legally invalid for any reason whatsoever, the validity of the remaining provisions shall not be affected thereby. In such case the Parties shall replace the invalid contractual provision by such other provision coming as close as possible to the legal and economic purpose of this Term Sheet.

15.    Annexes. The following Annexes are part of this Agreement:

         Annex I: RASI Chart

         Annex II: Project Timeline and Milestone Plan

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         Annex III: Production Volumes & Ramp-up Plan

         Annex IV: Pricing

         Annex V: Payment Schedule for Investments and Other One-Time Costs

         Annex VI: Payment Principles for Unit Cost

         Annex VII: Vehicle Specification

     Annex VIII: Assumptions for the Pricing and Timeline

In the event of any conflict between the provisions in the main body of this Term Sheet and the Annexes, the provisions in the main body of this Term Sheet shall prevail.

[Signature Page to Follow]

13.

IN WITNESS WHEREOF, the Parties hereby enter into this Term Sheet by their duly authorized signatures below as of the Effective Date.

Date:		SONO MOTORS GMBH

By	/s/ Laurin Hahn	By	/s/ Thomas Hausch
Laurin Hahn CEO/Managing Director (Geschäftsführer)			Thomas Hausch Managing Director (Geschäftsführer)

By	/s/ Torsten Kiedel
Torsten Kiedel Managing Director (Geschäftsführer)

Date:	VALMET AUTOMOTIVE INC.

By /s/ ### _______________	By /s/ ###
### CEO	### Senior Vice President Manufacturing

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